RESULTS OF SHAREHOLDER VOTES

A Special Meeting of Shareholders of the Fund was held on June 4, 2010. At the meeting, shareholders voted on the proposal for issuance of additional shares of beneficial interest of the Fund sufficient to effect the reorganization of The Hartford Income Shares Fund, Inc.
into the Rivus Bond Fund. Approval of the proposal required the affirmative vote of a majority of votes cast by shareholders of Rivus Bond Fund, provided that total votes cast on the proposal represented over 50% of all securities entitled to vote on the matter. The proposal was approved, the details of which are as follows:


PROPOSAL                 VOTES CAST     VOTES CAST       VOTES
                          IN FAVOR        AGAINST      ABSTAINING
Proposal for issuance
of additional shares      2,992,567       814,594        58,993




The Annual Meeting of Shareholders of the Fund was held on July 16, 2010. At the meeting, shareholders voted on the election of all trustees. Forty percent (40%) of the shares entitled to vote on the matter shall constitute a quorum. If a quorum is present, a plurality of all votes cast at the meeting is sufficient for the election of Trustees. A quorum was present and the proposal was approved, the details of which are as follows:


                                        VOTES CAST
                                         IN FAVOR       WITHHELD
W. Thacher Brown....................    4,762,353       60,170
Suzanne P. Welsh .......................4,762,977       59,546
Morris Lloyd, Jr. ......................4,761,503       61,020
Ellen D. Harvey.........................4,762,977       59,546